

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Paul F. Boling
Chief Financial Officer
Carrizo Oil & Gas, Inc.
1000 Louisiana Street, Suite 1500
Houston, Texas 77002

Re: **Carrizo Oil & Gas, Inc.**
         Form 10-K for the Fiscal Year Ended December 31, 2009
         Filed March 16, 2010
         Form 10-Q for the Fiscal Quarter Ended March 31, 2010
         Filed May 7, 2010
         Form 10-Q for the Fiscal Quarter Ended June 30, 2010
         Filed August 9, 2010
         Form 10-Q for the Fiscal Quarter Ended September 30, 2010
         Filed November 9, 2010
         Response Letter Dated January 24, 2011
         File No. 0-29187-87

Dear Mr. Boling:

        We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements

Note 9 – Related-Party Transactions, page F- 23

1.   We note your response to comment six in our letter dated December 30, 2010 in which you indicate that you follow the cost method of accounting for the B units ACP II Marcellus LLC [ACP II] and recognize cash distributions received with respect to the B

units as income as you have no influence over ACP II's operating and financial policies. You also indicate that the distributions you received in the third quarter of 2010 relate to the sale of properties to Reliance Marcellus II, LLC [Reliance] through ACP II. Please address the following points:

a) Explain the methods and assumptions you used to determine the fair value of the B units received from ACP II and state the value you assigned to these units initially based on that evaluation.

b) As a holder of the B units, it would appear that you acquired an indirect interest in the oil and gas properties owned by ACP II. Tell us why you believe that it is appropriate to account for these units under the cost method rather than the full cost method of accounting for oil and gas properties. Refer to Rule 4-10(c)(2) of Regulation S-X and address the applicability of this guidance in your response.

c) Given the fact that ACP II sold the oil and gas properties to Reliance and distributed extra proceeds to you as a holder of the B units, you indirectly received this consideration from the sale of oil and gas properties through ACP II. Rule 4-10(c)(6)(i) of Regulation S-X requires sales of oil and gas properties be accounted for as adjustments of capitalized costs, with no gain or loss recognized. Rule 4-10 (c)(6)(iii) also requires all consideration received from sales or transfer of properties in connection with partnerships, joint venture operations or various other forms of drilling arrangements involving oil and gas exploration and development activities to be accounted for as adjustments to the full cost pool. Tell us how you determined that the income recognition of distributions received from ACP II is consistent with these requirements of the full cost methodology.

Closing Comments

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551- 3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director